04015631

NGE COMMISSION
. 20549
E

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Requirea oı ...kers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-17885

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Crest Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

111 S. W. Fifth Avenue, 42nd Floor
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Shank, Chief Financial Officer — (503) 248-0721
(Area Code – Telephone No.)

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH., D.C. 188 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

1300 S. W. Firth Avenue, Suite 3800	Portland	OR	97204
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pacific Crest Securities, Inc. as of 12/31/03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel R. Shank

Daniel R. Shank
Chief Financial Officer

Mary M Hanschar
Notary Public
My Commission Expires 4-6-05

OFFICIAL SEAL
MARY M HANSCHAR
NOTARY PUBLIC-OREGON
COMMISSION NO. 343884
MY COMMISSION EXPIRES APRIL 6, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C.
188

PACIFIC CREST SECURITIES INC.

Financial Statements and Supplementary Data

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

PACIFIC CREST SECURITIES INC.

Table of Contents

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

The Board of Directors
Pacific Crest Securities Inc.:

We have audited the accompanying statements of financial condition of Pacific Crest Securities Inc. as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Crest Securities Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 required by Rule 15c3-1 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
February 13, 2004

PACIFIC CREST SECURITIES INC.

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	216,994	171,668
Securities owned:			
Marketable		31,869	378
Nonmarketable		123,300	123,300
Due from clearing agent		14,306,493	9,335,315
Property and equipment, net		567,188	844,008
Prepaid expenses and other		174,046	184,358
Deposit with clearing organization		100,000	100,000
Receivables from noncustomers		15,484	76,386
Notes receivable from employees		—	87,500
Deferred tax asset		77,918	51,084
	$	15,613,292	10,973,997

Liabilities and Stockholders' Equity			
Accounts payable and accrued expenses	$	6,422,714	3,568,326
Market value of securities sold, not yet purchased		7,740	6,021
Total liabilities		6,430,454	3,574,347
Commitments and contingencies			
Stockholders' equity:			
Preferred stock. Authorized 50,000 shares; issued and outstanding no shares		—	—
Common stock, no par value. Authorized 10,000,000 shares; issued and outstanding 3,667,688 and 4,508,976 shares in 2003 and 2002, respectively		1,617,703	3,103,642
Common stock, Class B, limited-voting, no par value. Authorized 10,000,000 shares; issued and outstanding 245,000 and 35,000 shares in 2003 and 2002, respectively		413,700	57,400
Notes receivable from stockholders		(118,663)	(57,508)
Retained earnings		7,270,098	4,296,116
Total stockholders' equity		9,182,838	7,399,650
	$	15,613,292	10,973,997

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Income

Years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Equity transactions	$ 32,814,260	23,599,274
Fixed income transactions	175,981	301,062
Interest and dividends	120,137	169,694
Investment banking fees	1,940,774	2,739,927
Total revenues	35,051,152	26,809,957
Expenses:		
Employee compensation and benefits	20,531,590	17,155,604
Agent clearing and execution fees	3,425,002	3,329,551
Communications	1,804,881	1,655,756
Interest	10,580	6,146
Rent expense	681,116	746,394
Other operating expenses	3,586,847	3,423,957
Total expenses	30,040,016	26,317,408
Income before income taxes	5,011,136	492,549
Provision for income taxes	2,037,154	289,037
Net income	$ 2,973,982	203,512

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Stockholders' Equity

Years ended December 31, 2003 and 2002

	Preferred stock		Common stock		Common stock Class B limited-voting		Notes receivable from stockholders	Retained earnings	Total stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2001	—	$ —	3,572,100	$ 1,679,218	—	$ —	(253,519)	4,092,604	5,518,303
Net income	—	—	—	—	—	—	—	203,512	203,512
Sale of common stock	—	—	1,084,876	1,747,948	35,000	57,400	—	—	1,805,348
Repurchase of common stock	—	—	(148,000)	(323,524)	—	—	—	—	(323,524)
Payment on note receivable from stockholders	—	—	—	—	—	—	144,361	—	144,361
Forgiveness of notes receivable from stockholders	—	—	—	—	—	—	51,650	—	51,650
Balance at December 31, 2002	—	—	4,508,976	3,103,642	35,000	57,400	(57,508)	4,296,116	7,399,650
Net income	—	—	—	—	—	—	—	2,973,982	2,973,982
Sale of common stock	—	—	162,500	185,337	210,000	356,300	(98,400)	—	443,237
Repurchase of common stock	—	—	(1,003,788)	(1,671,276)	—	—	—	—	(1,671,276)
Payment on note receivable from stockholders	—	—	—	—	—	—	37,245	—	37,245
Balance at December 31, 2003	—	$ —	3,667,688	$ 1,617,703	245,000	$ 413,700	(118,663)	7,270,098	9,182,838

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

Years ended December 31, 2003 and 2002

Subordinated borrowings at December 31, 2001	$	—
Increases:		
Issuance of subordinated notes		—
Decreases:		
Payment of subordinated notes		—
Subordinated borrowings at December 31, 2002		—
Increases:		
Issuance of subordinated notes		2,000,000
Decreases:		
Payment of subordinated notes		(2,000,000)
Subordinated borrowings at December 31, 2003	$	—

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	2,973,982	203,512
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Forgiveness of notes receivable from stockholders		—	51,650
Forgiveness of notes receivable from employees		87,500	125,000
Depreciation and amortization		268,944	350,816
Loss on disposal of assets		84,971	64,414
Deferred income tax expense (benefit)		(26,834)	19,333
Changes in operating assets and liabilities:			
Marketable securities		(31,491)	36,101
Due from clearing agent		(4,971,178)	128,304
Prepaid expenses and other		10,312	(50,265)
Other receivables and deposits		60,902	(32,074)
Accounts payable and accrued expenses		2,854,388	(2,002,273)
Market value of securities sold, not yet purchased		1,719	(24,655)
Net cash provided by (used in) operating activities		1,313,215	(1,130,137)
Cash flows from investing activities:			
Acquisition of furniture and equipment		(77,095)	(366,147)
Net cash used in investing activities		(77,095)	(366,147)
Cash flows from financing activities:			
Repurchase of common stock		(1,671,276)	(323,524)
Sale of common stock		443,237	1,805,348
Payments received on notes receivable from stockholders		37,245	144,361
Proceeds from issuance of subordinated notes		2,000,000	—
Payments on subordinated notes		(2,000,000)	—
Net cash (used in) provided by financing activities		(1,190,794)	1,626,185
Net increase in cash and cash equivalents		45,326	129,901
Cash and cash equivalents at beginning of year		171,668	41,767
Cash and cash equivalents at end of year	$	216,994	171,668
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	10,050	6,146
Income taxes		1,447,681	529,941
Supplemental disclosure of noncash financing activities:			
Notes receivable from stockholders for sale of common stock	$	98,400	—

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Pacific Crest Securities Inc. (the Company) is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily engaged in a single line of business as a full service investment bank, providing research, principal and agency transactions, underwriting, and other corporate finance services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, and securities brokerage services, all of which have an impact on the Company's financial condition.

(a) Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally the third business day following the transaction date. The impact of using settlement date accounting approximates the results that would have been achieved under trade date accounting. Investment banking fees are recognized as payments are received as opposed to recognizing the fees when they are earned. The use of the cash basis to recognize investment banking fees has not had a material impact on the financial statements.

(b) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Securities Valuation

Marketable securities owned and securities sold, but not yet purchased consist of corporate stock and are stated at market value, with changes therein reflected in the results of operations.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The Company monitors these securities for impairment and makes appropriate reductions in carrying value when an other than temporary decline is evident. At December 31, 2003, not readily marketable securities consist of warrants at an estimated fair value of $123,300.

(d) Cash Equivalents

Cash equivalents consist of money market funds which are stated at cost which approximates market value. For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(Continued)

(e) *Due from Clearing Agent*

Amounts due from clearing agent are recorded at the invoiced amount and do not bear interest. The Company believes that all amounts are collectible and therefore has not recorded an allowance for doubtful accounts. No amounts were written off as a result of non-payment of amounts due from clearing agent during the years ended December 31, 2003 and 2002. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f) *Notes Receivable from Employees*

The Company has issued notes receivable to certain employees. The notes bear interest at various rates. The notes contain forgiveness provisions if the employee is still employed by the Company on certain dates. Upon forgiveness, the Company records compensation expense for the amount forgiven.

(g) *Property and Equipment*

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

(h) ***Stock Option Plan***

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25*, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation*, and SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on reported net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

		2003	2002
Net income, as reported	$	2,973,982	203,512
Less total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax		(14,023)	(37,800)
Pro forma net income	$	2,959,959	165,712

(i) ***Advertising***

Advertising costs are expensed as incurred and amounted to $103,976 and $123,350 for the years ended December 31, 2003 and 2002, respectively.

(j) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(Continued)

(3) Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $8,220,122 and $6,032,111, respectively, which was $7,791,942 and $5,747,111, respectively, in excess of its required net capital of $428,180 and $285,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.78 to 1 and 0.59 to 1 at December 31, 2003 and 2002, respectively.

(4) Profit Sharing Plans

The Company has two qualified profit sharing and 401(k) plans (the Plans). Eligible employees may make voluntary contributions to the Plans up to 100% of their total compensation. The Company matches 25% of the employee's contribution up to 4% of total compensation. In addition, the Company may make annual profit sharing contributions.

The Company's contributions to the Plans were $138,741 and $155,648 for the years ended December 31, 2003 and 2002, respectively.

(5) Leases

The Company has noncancelable operating leases which expire at various dates during the next five years, including leased premises for its Portland, Boston and California operations.

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2003 are as follows:

Year ending December 31:		
2004	$	805,311
2005		686,673
2006		404,764
2007		43,846
2008		14,344
	$	1,954,938

The Company incurred $715,556 and $746,394 in operating lease expense for the years ended December 31, 2003 and 2002, respectively.

During 2002, the Company abandoned the office space leased in Seattle. The Company determined that they would be unable to sublease the space and accrued the remaining obligation under the lease of $144,921.

(Continued)

During 2003, the Company ceased use of the California office space. The Company subleased the space for the remaining lease term, ending June 23, 2005. At the cease use date, the Company accrued the remaining lease payments (less sublease income) of approximately $130,000. At December 31, 2003, the remaining accrued obligation related to this space was approximately $104,000. Monthly rental income for the office space is $5,316. Rental income for the year ended December 31, 2003 was $21,264. Future rental income is as follows:

December 31:		
2004	$	63,792
2005		30,567
		94,359

(6) Stockholders' Equity

The board of directors has the authority to issue preferred stock in one or more series and to determine the relative rights and preferences of the preferred stock.

During 2002, the board of directors authorized the Company to issue 10,000,000 shares of Class B common stock. The Class B common stock has limited voting rights whereby the Class B common stockholders have no right to vote on any matter except as otherwise required by the Oregon Business Corporation Act. Upon dissolution of the Company the Class B common stockholders share equally with the Common Stockholders in the net assets.

(7) Notes Receivable from Stockholders

The Company has sold shares of common stock for notes receivable. These notes are due and payable at various dates and bear interest at various rates. The notes are full recourse notes. Some of the notes are from employees and contain forgiveness provisions if the employee is still employed by the Company on certain dates. Upon forgiveness, the Company records compensation expense for the amount forgiven.

(8) Stock Option Plan

In March 1997, the Company adopted the 1997 Stock Option Plan (the Plan) whereby a total of 2,000,000 shares of common stock have been reserved for the grant of stock options to employees. Options granted pursuant to the Plan may be either incentive stock options as defined in Section 422 of the Internal Revenue Code, or nonqualified stock options, at the discretion of the Board. Under the Plan, options generally vest over five years with 25% of the options granted becoming exercisable after two years, and the remaining 75% vesting ratably over the following three years. Options granted under the Plan must be exercised within three months of the optionee's termination of employment and within ten years of the date of the grant. Option prices are generally equal to the fair market value of the shares at the date of grant.

At December 31, 2003, there were 747,630 additional shares available for grant under the Plan. No options were granted in 2003. The per share weighted average fair value of stock options granted during 2002 was $1.64 on the date of grant using the minimum value option-pricing model (excluding a volatility assumption) with the following weighted average assumptions: expected dividend yield 0%, risk-free interest rate of 4.74%, and an expected life of 5 years.

(Continued)

Stock option activity during the periods indicated is as follows:

	Number of shares		Weighted average exercise price
Balance at December 31, 2001	1,005,130	$	1.03
Granted	20,000		1.64
Exercised	(230,209)		1.10
Forfeited	(47,291)		1.14
Balance at December 31, 2002	747,630		1.03
Granted	—		—
Exercised	(122,500)		0.98
Forfeited	(20,000)		0.89
Balance at December 31, 2003	605,130		1.04

At December 31, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $.77 – $1.64 and 5 years, respectively.

At December 31, 2003 and 2002, the number of options exercisable was 534,755 and 551,076, respectively, and the weighted average exercise price of those options was $1.09 and $1.07, respectively.

(9) Stock Restriction Agreement

Under the terms of a stock restriction agreement, the Company shall have the first option to repurchase, on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by a stockholder. Upon death, termination of employment, or disability of a stockholder, the Company also shall have the first option to repurchase on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by the stockholder.

(10) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(11) Commitments and Contingencies

(a) Litigation

The Company is a defendant in various civil actions in the normal course of its business. In the opinion of management, based in part on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position, results of operations or liquidity of the Company.

(b) Letter of Credit

The Company has a stand by letter of credit for performance under a lease for office space with a bank in the amount of $50,133.

(12) Income Taxes

Components of the 2003 provision for income taxes include:

		Current	Deferred	Total
Federal	$	1,616,351	(20,536)	1,595,815
State		447,637	(6,298)	441,339
Total provision (benefit)	$	2,063,988	(26,834)	2,037,154

Components of the 2002 provision for income taxes include:

		Current	Deferred	Total
Federal	$	190,252	16,152	206,404
State		79,452	3,181	82,633
Total provision	$	269,704	19,333	289,037

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and nondeductible expenses.

The tax effects of temporary differences that give rise to the deferred tax asset principally relate to the use of straight line amortization expense for escalating lease payments for book purposes which are not currently deductible for tax purposes, which were offset by the use of accelerated depreciation on property and equipment for tax purposes. Management believes that no valuation allowance is required for the deferred tax assets since it is more likely than not that the amounts will be recovered.

(Continued)

PACIFIC CREST SECURITIES INC.

Notes to Financial Statements

December 31, 2003 and 2002

(13) Property and Equipment

Property and equipment consist of the following at December 31:

		2003	2002
Furniture	$	449,381	496,409
Equipment		816,323	998,867
Leasehold improvements		523,859	531,005
		1,789,563	2,026,281
Less accumulated depreciation and amortization		(1,222,375)	(1,182,273)
	$	567,188	844,008

(14) Subordinated Borrowings

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2003 and 2002, the Company had no subordinated borrowings outstanding.

Schedule 1

PACIFIC CREST SECURITIES INC.

Computation of Net Capital, Aggregate Indebtedness,
and Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1 of the Securities Exchange Commission

December 31, 2003

Net capital:				
Total stockholders' equity			$	9,182,838
Less:				
Nonallowable assets:				
Property and equipment, net	$	567,188		
Receivables from noncustomers and employees		15,484		
Nonmarketable securities		123,300		
Prepaid expenses and other		174,046		
Deferred tax asset		77,918		957,936
Net capital before haircuts				8,224,902
Haircuts on securities computed pursuant to Rule 15c3-1(f)				4,780
Net capital			$	8,220,122
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	6,422,714
Total aggregate indebtedness			$	6,422,714
Ratio of aggregate indebtedness to net capital:				
Net capital requirement, greater of $250,000 or 6-2/3% of aggregate indebtedness			$	428,180
Net capital in excess of required amount				7,791,942
Net capital			$	8,220,122
Excess net capital at 1,000%			$	7,577,850
Ratio of aggregate indebtedness to net capital				0.78

This computation does not materially differ from the computation of net capital included in FOCUS Part II filed by the Company as of December 31, 2003.

See accompanying independent auditors' report.

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Pacific Crest Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Pacific Crest Securities Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Portland, Oregon
February 13, 2004